

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via Email
James Daniel Westcott
Chief Financial Officer
Legacy Reserves LP
303 W. Wall, Suite 1400
Midland, TX 79701

> **Re:** **Legacy Reserves LP**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 27, 2013**
> **Form 8-K filed August 6, 2013**
> **Supplemental response dated September 16, 2013**
> **File No. 001-33249**

Dear Mr. Westcott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Derivative Instruments and Hedging Activities, page F-10

1. We note that you record the change in the fair market values of commodity derivative contracts in current earnings because you do not designate these derivatives as cash flow hedges. We also note that you have disclosed realized and unrealized gains / losses on commodity derivative contracts not designated as cash flow hedges. Please identify the

specific provisions of the relevant authoritative literature that support the separate disclosure of realized and unrealized gains / losses on derivative contracts not designated as cash flow hedges. As part of your response, explain to us why the measure of unrealized gains / losses that you have presented is an amount calculated in accordance with U.S. GAAP. In addition, please tell us whether unrealized gains / losses on derivative contracts not designated as cash flow hedges represents both unrealized gains / losses on derivative contracts held at period end and the reversal of previously recognized gains / losses on derivative contracts settled during the period.

2. Separately, in view of our question regarding the support under U.S. GAAP for your separate presentation of realized and unrealized gains / losses, please explain your basis for concluding the following presentations are appropriate:

- Disaggregated presentation of realized and unrealized gains / losses in the notes to your consolidated financial statements;

- Separate presentation and discussion of realized and unrealized gains /losses in both tables and text provided in your MD&A; and

- Disclosure of average sales price per unit including the impact of realized derivative gains / losses.

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Form 8-K filed August 6, 2013

Non-GAAP Financial Measures

3. We note your response to comment 4 in our letter dated September 4, 2013. As noted in our prior comment, it appears that the reconciliation of the non-GAAP measures presented should be revised to replace the adjustment for unrealized gains / losses on commodity derivatives with two separate line items: one for the total gain / loss recognized and another for the net cash received / paid for commodity derivatives not designated as hedging instruments which were settled during the period.

4. We note your response to comment 5 in our letter dated September 4, 2013. Your response states that Distributable Cash Flow provides investors with an approximation of Available Cash, as defined in your partnership agreement, prior to the establishment of any cash reserves. Please provide us with a comparison of the calculations of Available Cash and Distributable Cash Flow (e.g., tell us how capital expenditures are determined in calculating Available Cash). With your response, please tell us about the extent to which Distributable Cash Flow is considered by management and the board of directors in determining actual cash distributions. In addition, please tell us how you considered

providing context for an investor to evaluate Distributable Cash Flow as part of the disclosure in your Form 8-K. As part of your response, explain how you evaluate, and how you believe investors should consider, any excess or shortfall of Distributable Cash Flow over actual cash distributions for any given period.

5.   We note that you define maintenance capital expenditures as "the estimated amount of capital required to hold production flat on a long-term basis." Please explain to us, in greater detail, how maintenance capital is calculated. As part of your response, tell us whether maintenance capital expenditures represent actual or budgeted capital expenditures. Additionally, clarify the targets, in terms of production or proved reserves, including total proved reserves, that are intended to be achieved over the period to which the estimate relates.

You may contact Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant